Exhibit 99.1

KANZHUN LIMITED Announces Second Quarter 2026 Financial Results

BEIJING, August 25, 2026 – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced its unaudited financial results for the quarter ended June 30, 2026.

Second Quarter 2026 Highlights

•	Total paid enterprise customers[1] in the twelve months ended June 30, 2026 were 7.2 million, an increase of 10.8% from 6.5 million in the twelve months ended June 30, 2025.

•	Average monthly active users[2] for the second quarter of 2026 were 70.2 million, an increase of 10.4% from 63.6 million for the same quarter of 2025.

•	Revenues for the second quarter of 2026 were RMB2,398.6 million (US$353.5 million), an increase of 14.1% from RMB2,102.4 million for the same quarter of 2025.

•	Income from operations for the second quarter of 2026 was RMB863.2 million (US$127.2 million), an increase of 32.6% from RMB651.2 million for the same quarter of 2025. Adjusted[3] income from operations for the second quarter of 2026 was RMB1,049.7 million (US$154.7 million), an increase of 19.2% from RMB880.9 million for the same quarter of 2025.

•	Net income for the second quarter of 2026 was RMB1,942.3 million (US$286.3 million), an increase of 173.1% from RMB711.2 million for the same quarter of 2025. Adjusted net income for the second quarter of 2026 was RMB1,029.2 million (US$151.7 million), an increase of 9.4% from RMB940.9 million for the same quarter of 2025.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, remarked, “We are delighted to report that the Company continued to deliver strong sets of financials for the quarter, with both revenue and profit growth accelerating. Multiple operating metrics reached record highs in the second quarter, with average monthly active users on the BOSS Zhipin app surpassing 70 million for the first time, further reinforcing the Company’s industry-leading position and competitive moat.

We are continuing to invest firmly in our Artificial Intelligence (AI) foundation model capabilities, while advancing the rollout of AI across both our user-facing and commercial products. We have applied AI to improve job-seeking and recruitment efficiency and matching accuracy, and we have also extended these capabilities across the full recruitment process, including AI-hosted or AI-assisted chats and AI interviews. These initiatives have received positive user feedback, and our initial commercialization efforts point to substantial market potential.

At the same time, we place great importance on delivering value to our shareholders. The Company has declared an annual dividend of approximately US$230 million. Together with over US$300 million of share buybacks completed year-to-date, total shareholder returns through dividends and share buybacks this year have already exceeded 100% of the prior year’s adjusted net income.”

1	Paid enterprise customers are defined as enterprise users and company accounts from which the Company recognizes revenues for online recruitment services.
2	Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to the Company’s mobile application in a given month at least once.
3	It is a non-GAAP financial measure. For more information about non-GAAP financial measures, please see the sections entitled “Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results.”

Ms. Wenbei Wang, Deputy Chief Financial Officer of the Company, added, “The Company continued to deliver a high-quality growth in the second quarter, with revenue up 14.1% year-on-year, accelerating from the first quarter, alongside a year-on-year improvement in margins. During the second quarter, we sponsored the 2026 FIFA World Cup, and earned positive market feedback. By harnessing AI across our operations to enhance operating and management efficiency, combined with strong operating leverage, our income from operations grew 32.6% year-on-year, and our operating margin expanded by 5.0 percentage points, further validating the efficiency of our business model and the strength of our management execution.

We remain firmly committed to shareholder returns, with healthy cash flow and ample cash reserves supporting our share buyback and dividend arrangements.”

Second Quarter 2026 Financial Results

Revenues

Revenues were RMB2,398.6 million (US$353.5 million) for the second quarter of 2026, representing an increase of 14.1% from RMB2,102.4 million for the same quarter of 2025.

•	Revenues from online recruitment services to enterprise customers were RMB2,384.0 million (US$351.4 million) for the second quarter of 2026, representing an increase of 14.7% from RMB2,077.6 million for the same quarter of 2025. This increase was mainly driven by the paid enterprise customer growth.

•	Revenues from other services, primarily comprising paid value-added services offered to job seekers, were RMB14.6 million (US$2.2 million) for the second quarter of 2026, decreasing from RMB24.8 million for the same quarter of 2025. The decrease was mainly driven by the optimization of certain value-added features for job seekers since the third quarter of 2025. The Company simplified these offerings to enhance the value proposition for job seekers, prioritizing platform engagement and long-term ecosystem growth.

Operating cost and expenses

Total operating cost and expenses were RMB1,542.5 million (US$227.3 million) for the second quarter of 2026, representing an increase of 6.1% from RMB1,454.4 million for the same quarter of 2025. Total share-based compensation expenses were RMB186.4 million (US$27.5 million) for the second quarter of 2026, representing a decrease of 18.9% from RMB229.7 million for the same quarter of 2025.

•	Cost of revenues was RMB312.4 million (US$46.0 million) for the second quarter of 2026, representing an increase of 1.6% from RMB307.5 million for the same quarter of 2025, primarily due to an increase in server and bandwidth cost, partially offset by decreases in payment processing cost and share-based compensation expenses.

•	Sales and marketing expenses were RMB580.9 million (US$85.6 million) for the second quarter of 2026, representing an increase of 38.3% from RMB419.9 million for the same quarter of 2025, primarily driven by higher advertising and marketing expenses incurred mainly for the 2026 FIFA World Cup campaigns, as well as an increase in sales employee-related expenses.

•	Research and development expenses were RMB430.5 million (US$63.5 million) for the second quarter of 2026, representing an increase of 3.5% from RMB416.0 million for the same quarter of 2025, primarily due to an increase in cloud service fees.

•	General and administrative expenses were RMB218.6 million (US$32.2 million) for the second quarter of 2026, representing a decrease of 29.7% from RMB311.0 million for the same quarter of 2025, primarily due to a decrease in employee-related expenses.

Income from operations and adjusted income from operations

Income from operations was RMB863.2 million (US$127.2 million) for the second quarter of 2026, representing an increase of 32.6% from RMB651.2 million for the same quarter of 2025.

Adjusted income from operations was RMB1,049.7 million (US$154.7 million) for the second quarter of 2026, representing an increase of 19.2% from RMB880.9 million for the same quarter of 2025.

Interest and investment income, net

Interest and investment income was RMB1,632.5 million (US$240.6 million) for the second quarter of 2026, compared with RMB157.0 million for the same quarter of 2025. The increase was primarily attributable to investment income of RMB1,466.1 million arising from fair value changes of investments in an investee company, which completed its initial public offering in January 2026.

Income tax expenses

Income tax expenses were RMB550.3 million (US$81.1 million) for the second quarter of 2026, compared with RMB97.1 million for the same quarter of 2025. The increase was primarily driven by the tax effect of RMB366.5 million associated with the aforementioned investment income, together with withholding tax of RMB19.7 million, a top-up tax of RMB10.3 million under the Pillar Two rules, and an increase in income from operations.

Net income and adjusted net income

Net income was RMB1,942.3 million (US$286.3 million) for the second quarter of 2026, representing an increase of 173.1% from RMB711.2 million for the same quarter of 2025.

Adjusted net income was RMB1,029.2 million (US$151.7 million) for the second quarter of 2026, representing an increase of 9.4% from RMB940.9 million for the same quarter of 2025, primarily driven by an increase in adjusted income from operations, partially offset by an increase in income tax expenses.

Net income per American depositary share (“ADS”) and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the second quarter of 2026 were RMB4.28 (US$0.63) and RMB4.20 (US$0.62), respectively, compared with basic and diluted net income per ADS of RMB1.62 and RMB1.58 for the same quarter of 2025.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders for the second quarter of 2026 were RMB2.27 (US$0.33) and RMB2.23 (US$0.33), respectively, compared with adjusted basic and diluted net income per ADS of RMB2.14 and RMB2.09 for the same quarter of 2025.

Net cash provided by operating activities

Net cash provided by operating activities was RMB944.8 million (US$139.2 million) for the second quarter of 2026, representing a decrease of 10.2% from RMB1,051.9 million for the same quarter of 2025. This decrease was primarily attributable to increases in advertising and marketing expenditures and tax payments, as well as a decrease in interest and investment income received, partially offset by an increase in cash billings collected from customers.

Cash position

As of June 30, 2026, the balance of cash and cash equivalents, short-term time deposits and short-term investments (excluding investments in equity securities) was RMB18,807.2 million (US$2,771.8 million).

Declaration of Annual Cash Dividend

Under the Company’s annual dividend policy, the Company’s board of directors (the “Board”) has approved an annual cash dividend (the “Dividend”) of US$0.255 per ordinary share, or US$0.510 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 28, 2026, Beijing Time and New York Time, respectively, payable in U.S. dollars. The ex-dividend date for holders of ordinary shares in Hong Kong will be September 25, 2026 and the ex-dividend date for holders of ADSs will be September 28, 2026. The aggregate amount of the Dividend to be paid will be approximately US$230 million, which will be funded by surplus cash on the Company’s balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 28, 2026 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on October 6, 2026 for holders of ordinary shares and on or around October 14, 2026 for holders of ADSs.

Shareholder Return Plan

On March 18, 2026, the Company announced that, subject to the final determination of the Board and the prevailing market conditions, the Company expects to allocate no less than 50% of the Company’s adjusted net income (a non-GAAP financial measure) of the preceding fiscal year for distribution of dividend under the annual dividend policy and share repurchases for each of the next three years starting from 2026.

In addition, on March 18, 2026, the Board approved amendments to the existing share repurchase program, increasing the total authorization under the program to repurchase up to US$400 million of the Company’s shares (including ADSs) over the extended term of the program through August 28, 2027.

Outlook

For the third quarter of 2026, the Company currently expects its total revenues to be between RMB2.41 billion and RMB2.50 billion, representing a year-on-year increase of 11.4% to 15.6%. This forecast reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 8:00 AM U.S. Eastern Time on Tuesday, August 25, 2026 (8:00 PM Beijing Time on Tuesday, August 25, 2026) to discuss the financial results.

Participants are required to pre-register for the conference call at:

https://register-conf.media-server.com/register/BI270c41bec5db48968b0cb374ee844028

Upon registration, participants will receive an email containing participant dial-in numbers and a unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the exchange rate of RMB6.7851 to US$1.00 on June 30, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted income from operations, adjusted net income, adjusted net income attributable to ordinary shareholders, adjusted basic and diluted net income per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company defines these non-GAAP financial measures by excluding the impact of share-based compensation expenses and net gains from investments in an investee company from the related GAAP financial measures. The Company believes that these non-GAAP financial measures help identify underlying trends in the business and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP information used by other companies. The non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for most directly comparable GAAP financial measures. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the outlook and quotations from management in this press release contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	2,077,599	2,383,975	351,354	3,978,981	4,441,762	654,635
Others	24,834	14,628	2,156	46,729	25,633	3,778
Total revenues	2,102,433	2,398,603	353,510	4,025,710	4,467,395	658,413
Operating cost and expenses
Cost of revenues(1)	(307,457)	(312,422)	(46,045)	(618,265)	(610,638)	(89,997)
Sales and marketing expenses(1)	(419,873)	(580,945)	(85,621)	(911,100)	(1,083,176)	(159,640)
Research and development expenses(1)	(416,046)	(430,530)	(63,452)	(839,614)	(854,325)	(125,912)
General and administrative expenses(1)	(310,974)	(218,632)	(32,222)	(576,485)	(440,645)	(64,943)
Total operating cost and expenses	(1,454,350)	(1,542,529)	(227,340)	(2,945,464)	(2,988,784)	(440,492)
Other operating income, net	3,118	7,144	1,053	10,740	8,237	1,214
Income from operations	651,201	863,218	127,223	1,090,986	1,486,848	219,135
Interest and investment income, net	156,972	1,632,483	240,598	306,461	2,413,419	355,694
Foreign exchange gain	623	278	41	54	1,057	156
Other (expenses)/income, net	(551)	(3,372)	(497)	(1,168)	16,005	2,359
Income before income tax expenses	808,245	2,492,607	367,365	1,396,333	3,917,329	577,344
Income tax expenses	(97,071)	(550,261)	(81,098)	(173,065)	(849,207)	(125,158)
Net income	711,174	1,942,346	286,267	1,223,268	3,068,122	452,186
Net loss attributable to non-controlling interests	5,224	2,762	407	11,264	33,679	4,964
Net income attributable to ordinary shareholders of KANZHUN LIMITED	716,398	1,945,108	286,674	1,234,532	3,101,801	457,150
Weighted average number of ordinary shares used in computing net income per share
— Basic	882,926,914	908,082,212	908,082,212	876,959,135	917,870,090	917,870,090
— Diluted	906,887,558	925,607,684	925,607,684	901,237,045	936,850,131	936,850,131
Net income per ordinary share attributable to ordinary shareholders
— Basic	0.81	2.14	0.32	1.41	3.38	0.50
— Diluted	0.79	2.10	0.31	1.37	3.31	0.49
Net income per ADS(2) attributable to ordinary shareholders
— Basic	1.62	4.28	0.63	2.82	6.76	1.00
— Diluted	1.58	4.20	0.62	2.74	6.62	0.98

(1)	Include share-based compensation expenses as follows:

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	6,896	2,366	349	16,507	5,559	819
Sales and marketing expenses	52,356	59,955	8,836	126,593	114,862	16,929
Research and development expenses	78,065	69,913	10,304	166,598	143,053	21,083
General and administrative expenses	92,409	54,211	7,990	171,791	113,949	16,794
Total	229,726	186,445	27,479	481,489	377,423	55,625

(2)	Each ADS represents two Class A ordinary shares.

KANZHUN LIMITED

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4,104,917	2,580,279	380,286
Short-term time deposits	6,390,158	5,220,565	769,416
Short-term investments	9,450,244	13,143,766	1,937,151
Accounts and notes receivable, net	33,137	53,432	7,875
Inventories	2,395	2,163	319
Amounts due from related parties	9,241	10,415	1,535
Prepayments and other current assets	365,205	592,274	87,291
Total current assets	20,355,297	21,602,894	3,183,873
Non-current assets
Long-term time deposits	782,460	-	-
Long-term investments	1,898,178	3,671,576	541,123
Property, equipment and software, net	1,245,022	1,277,199	188,236
Right-of-use assets, net	161,452	210,762	31,063
Intangible assets, net	100,909	91,608	13,501
Goodwill	6,528	6,528	962
Deferred tax assets	18,168	15,167	2,235
Total non-current assets	4,212,717	5,272,840	777,120
Total assets	24,568,014	26,875,734	3,960,993
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	119,966	315,096	46,439
Deferred revenue(1)	3,235,959	3,548,283	522,952
Other payables and accrued liabilities	921,319	1,177,248	173,505
Operating lease liabilities, current	94,016	116,667	17,195
Total current liabilities	4,371,260	5,157,294	760,091
Non-current liabilities
Operating lease liabilities, non-current	64,027	99,423	14,653
Deferred tax liabilities	51,689	570,764	84,120
Total non-current liabilities	115,716	670,187	98,773
Total liabilities	4,486,976	5,827,481	858,864
Total shareholders’ equity	20,081,038	21,048,253	3,102,129
Total liabilities and shareholders’ equity	24,568,014	26,875,734	3,960,993

(1)	Under the PRC value-added tax law effective January 1, 2026, value-added tax related to deferred revenue is generally recognized earlier than previously required. As a result, deferred revenue as of June 30, 2026 decreased by RMB41.6 million from the balance under the prior tax regime.

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	1,051,896	944,754	139,240	2,055,005	2,134,857	314,639
Net cash used in investing activities	(824,453)	(308,639)	(45,488)	(1,503,279)	(1,861,477)	(274,348)
Net cash provided by/(used in) financing activities	144,272	(1,389,947)	(204,853)	58,278	(1,749,282)	(257,812)
Effect of exchange rate changes on cash and cash equivalents	(2,629)	(17,709)	(2,610)	(3,588)	(48,736)	(7,183)
Net increase/(decrease) in cash and cash equivalents	369,086	(771,541)	(113,711)	606,416	(1,524,638)	(224,704)
Cash and cash equivalents at beginning of the period	2,790,420	3,351,820	493,997	2,553,090	4,104,917	604,990
Cash and cash equivalents at end of the period	3,159,506	2,580,279	380,286	3,159,506	2,580,279	380,286

KANZHUN LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	651,201	863,218	127,223	1,090,986	1,486,848	219,135
Add: Share-based compensation expenses	229,726	186,445	27,479	481,489	377,423	55,625
Adjusted income from operations	880,927	1,049,663	154,702	1,572,475	1,864,271	274,760

Net income	711,174	1,942,346	286,267	1,223,268	3,068,122	452,186
Add: Share-based compensation expenses	229,726	186,445	27,479	481,489	377,423	55,625
Less: Net gains from investments in an investee company(1)	-	(1,099,588)	(162,059)	-	(1,560,155)	(229,938)
Adjusted net income	940,900	1,029,203	151,687	1,704,757	1,885,390	277,873

Net income attributable to ordinary shareholders of KANZHUN LIMITED	716,398	1,945,108	286,674	1,234,532	3,101,801	457,150
Add: Share-based compensation expenses	229,726	186,445	27,479	481,489	377,423	55,625
Less: Net gains from investments in an investee company	-	(1,099,588)	(162,059)	-	(1,560,155)	(229,938)
Adjusted net income attributable to ordinary shareholders of KANZHUN LIMITED	946,124	1,031,965	152,094	1,716,021	1,919,069	282,837
Weighted average number of ordinary shares used in computing adjusted net income per share (Non-GAAP)
— Basic	882,926,914	908,082,212	908,082,212	876,959,135	917,870,090	917,870,090
— Diluted	906,887,558	925,607,684	925,607,684	901,237,045	936,850,131	936,850,131
Adjusted net income per ordinary share attributable to ordinary shareholders
— Basic	1.07	1.14	0.17	1.96	2.09	0.31
— Diluted	1.04	1.11	0.16	1.90	2.05	0.30
Adjusted net income per ADS attributable to ordinary shareholders
— Basic	2.14	2.27	0.33	3.91	4.18	0.62
— Diluted	2.09	2.23	0.33	3.81	4.10	0.60

(1)	Represents gains arising from fair value changes of investments in an investee company, net of related income tax expenses. For the three and six months ended June 30, 2026, the pre-tax investment income amounted to RMB1,466.1 million and RMB2,080.2 million, with income tax expenses of RMB366.5 million and RMB520.1 million, respectively.